EXHIBIT 99.1

AMARC’S EXTENSIVE SURFACE SURVEYS IDENTIFY AND EXPAND PORPHYRY COPPER-GOLD DEPOSIT DRILL TARGETS ACROSS THE JOY COPPER-GOLD DISTRICT

January 23, 2023, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCQB: AXREF) is pleased to announce the identification of new, and the expansion of known, porphyry copper-gold (“Cu-Au”) deposit drill targets across its 482 km2, 100%-owned JOY District (or “JOY”), in north-central British Columbia (“BC”). These targets are defined based on the integration of comprehensive geophysical, geochemical and geological field survey work, combined with extensive historical survey results completed by past operators. Over the past two years, Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), which is earning-in at JOY, has invested approximately $20 million towards advancing the exploration program (see Amarc release October 11, 2022). Amarc is operator of the project.

Amarc continues to receive incoming drill assay results from the laboratory for 37 core holes (15,427 m) completed in 2022. It is expected all drill results will be received and compiled over the next few weeks and reported as soon as possible.

“Our systematic surface survey results from 2022 have continued to identify significant new porphyry copper-gold deposit targets across JOY that have not yet been drill tested, while further refining existing deposit targets along major structural trends,” said Dr. Diane Nicolson Amarc President and CEO. “We believe there is a real opportunity to make multiple, important scale copper-gold deposit discoveries, as we work with Freeport to progress these targets and fully develop the District.”

IP Geophysical Surveys

Integration of 56.3 new line-km of Induced Polarization (“IP”) ground geophysical surveys from 2022 with the 154 line-km previously completed by Amarc, and the approximately 150 line-km completed historically by Gold Fields Limited continues to discover and expand clusters of large sulphide-bearing hydrothermal systems. These systems host or have significant potential to host porphyry Cu-Au systems, and are principally aligned along a 12.5 km northeast trending corridor. This corridor includes the PINE mineral system which measures 6 km2 and is host to the PINE Deposit (see Amarc release March 7, 2022), and the Canyon (5 km2), Twins (7 km2) and SWT (3 km2) deposit targets (Figure 1). This trend is similar to the northeast trend of the Nugget, Kemess North, Kemess Underground and Kemess East Cu-Au porphyry deposits in the Kemess Mining District, which is located adjacent to the south of the JOY tenure and held by Centerra Gold Inc.

Figure 1: JOY District - IP Surveys Outline Large Clustered Mineral Systems

In addition, a second prospective mineralized corridor is defined by a series of IP chargeability anomalies that extend north-northeast over approximately 6 km and remains open to expansion (Figure 1).  The corridor includes the More MEX, North MEX, MEX and South MEX deposit targets (see Amarc’s JOY 2020 Technical Report as referenced below). The MEX deposit target is known to host porphyry Cu-Au mineralization, and all targets on this trend remain to be fully explored.

Furthermore,  the NW Gossan (>2.2 km2), South MEX (>1.9 km2) and SWT (3 km2) represent significant newly discovered sulphide systems which remain open to expansion.

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Soil Geochemistry Survey

The 2022 soil geochemical survey (2,468 samples collected) has delineated encouraging new Cu-Au and multielement anomalies, which are in addition to those outlined by previous soils analyses by Amarc and historical operators (10,957 samples) across the JOY District (Figures 2 and 3). Collectively these multielement anomalies are characteristic of porphyry Cu-Au, transitional porphyry-epithermal and epithermal Au-Ag systems. Newly emerging geochemical anomalies include those at the NW Gossan, South MEX, Acapulco, WT, NWT and Jock deposit targets; these targets remain open to expansion and drill testing.

Figure 2: JOY District - Extensive Cu-in-Soils Anomalies

Figure 3: JOY District - Widespread Strong Au-in Soils Anomalies

Developing Porphyry Cu-Au Deposit Targets

Emerging and established, high-potential deposit scale targets at JOY occur in areas known or inferred to be underlain by highly prospective Middle Triassic to Lower Jurassic rocks of the Stikine Terrane, and are spatially associated with a significant regional Triassic-Jurassic unconformity (~200 Ma) age. This important geological environment extends throughout the well-endowed Golden Horseshoe Trend, including in the Golden Triangle and is host to world class Cu-Au deposits such as Galore Creek, Kerr-Sulphurets-Mitchell (KSM) and Red Chris. Geological work in 2022 has confirmed that the emerging NW Gossan, South MEX, SWT, WT, NWT and Jock deposit targets are optimally located within this geological environment.

Notably, in addition to being located in a highly favorable geological environment, the emerging NW Gossan deposit target is characterized by a newly delineated 4 km2, Au-Cu-Mo-Ag-As-Pb-Se-Te-Bi soil geochemical anomaly. This geochemical signature is compatible with the peripheries of a porphyry Cu-Au(-Mo) system, and coincides with a new and substantial IP chargeability anomaly that remains open to expansion (Figures 1, 2 and 3). This new deposit target remains to be explored with additional surface surveys and has not been drill tested.

Exploration Under Cover: Canyon and Twins Deposit Targets

Some of the most significant deposit targets at JOY are in topographically subdued areas characterized by a relatively thin veneer (~2-40 m) of glacially transported overburden cover.  In this environment both soils geochemical and geological expressions of potential concealed mineralization can be extremely muted and, as such, these largely covered targets have significant and previously underappreciated discovery upside potential. Located within a low-lying and gently undulating area of topography, the PINE Deposit, which is being systematically delineated by Amarc, notably has little or no soils geochemical signature directly overlying the Cu-Au mineralized porphyry body (Figures 2 and 3), the geochemical signature having been transported some 2 km down ice to the northeast. Similarly, the Canyon and Twins deposit targets are largely glacial overburden covered and have subdued soil geochemistry but have strong potential to host concealed porphyry Cu-Au deposits.

At Canyon, limited initial scout drilling of this expansive sulphide system by Amarc in 2021 (JP21006: 27 m of 0.18% CuEQ1 with 0.06% Cu, 0.21 g/t Au) (see Amarc news release March 7, 2022) and historical operators (MEX12-013: 49 m of 0.16% CuEQ with 0.05% Cu, 0.20 g/t Au, and PIN09-15: 3 m of 11 g/t Au) intersected promising Cu-Au and Au-only mineralization compatible with the fringes of a potentially significant porphyry Cu-Au system.

The 2022 IP survey at Twins extended its highly prospective chargeability anomaly to 7 km2, which remains open to further expansion to the east. A single scout drill hole completed by Amarc in 2021 (JP21004), the first ever drilled into the sizable Twins target, intersected 63 m of 0.18% CuEQ1 with 0.09% Cu, 0.15 g/t Au, 0.5 g/t Ag, including 39 m of 0.22% CuEQ1 with 0.11% Cu, 0.19 g/t Au, 0.6 g/t Ag, successfully discovering porphyry-type Cu-Au mineralization (see Amarc release March 7, 2022).

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1 Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Au US$1,800.00/oz, Ag US$24.00/oz and Mo US$15.00/lb and conceptual recoveries of: Cu 85%, Au 72% ,67% Ag and Mo 82%. The estimated metallurgical recoveries are conceptual in nature. There is no guarantee that the metallurgical testing required to determine metal recoveries will be done or, if done, the metallurgical recoveries could be the same as the conceptual recoveries used to determine the CuEQ.

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About the JOY District

Amarc’s 100%-owned JOY District is located on the northern extension of the prolific Kemess porphyry Cu-Au District, which includes the former Kemess South mine, the permitted and development-stage Kemess North underground deposit, and the advanced-stage Kemess East underground deposit – all currently held by Centerra Gold Inc. Through its association with Hunter Dickinson Inc., Amarc’s technical team was first to recognize the Kemess District’s true porphyry potential, acquiring Kemess North and Kemess South as early-stage prospects and advancing both to significant porphyry Cu-Au deposits. Kemess South was sold in 1996 on beneficial terms to a predecessor of Northgate Minerals, which brought that deposit into production.

The JOY District is readily accessed via resource roads servicing the southern end of the Toodoggone region, including Centerra’s Kemess porphyry Cu-Au deposits and the historical Lawyers, Baker and Shasta epithermal precious metal mines now being redeveloped by Benchmark Metals Inc. and TDG Gold Corp, respectively.

In May 2021, Amarc entered into a Mineral Property Earn-In Agreement (the "EIA") with Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. (see Amarc release May 12, 2021).

In 2021, Freeport contributed $5.94 million to the Year 1 JOY exploration program and approximately $14 million in 2022 as its Year 2 spend (see Amarc releases November 15 and December 15, 2021).

Further in-depth information on historical and contemporary exploration activities completed within the JOY District prior to 2021 can be found in the Company's 'JOY Project 2020 Technical Report', filed under Amarc's profile at www.sedar.com or located on its website at https://amarcresources.com/projects/joy-project/technical-report/.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry discovery and development success. Previous and current HDI projects include some of BC’s and the world’s most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

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Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Dr. Roy Greig, P.Geo., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content in this release.

Quality Control/Quality Assurance Program

Soil samples were sent to Activation Laboratories Ltd. (Actlabs), Kamloops, Canada facility for preparation and analysis. At Actlabs Kamloops, samples were dried at 60°C and sieved to -177 μm (-80 mesh). The -80 mesh fraction for all sample was analyzed for Au at Actlabs Kamloops by fire assay fusion of a 30 g sub-sample with an ICP-OES finish. All samples were also analyzed by multi-element ICP methods. Samples on soil lines in new exploration areas were analyzed for Cu, Ag and 58 additional elements by 4 acid digestion of a 0.25 sub-sample followed by an ICP-OES and ICP-MS finish. Approximately 7% of the samples were taken on extensions of earlier grids. These samples were analyzed for Cu, Au, Ag and 60 additional elements by Aqua Regia digestion of a 0.5 g sample followed by an ICP-MS finish to match the analytical method employed on these grids. All multi-element ICP analysis was done at the Actlabs Ancaster Ontario facility. Both Actlabs facilities are ISO/IEC 17025 accredited. As part of a comprehensive Quality Assurance/Quality Control (“QAQC”) program, Amarc control samples were inserted in each soil sample analytical batch at the following rates: standards and/or blanks one in 80 regular samples. The control sample results were then checked to ensure proper QAQC.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

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Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed “forward-looking statements”. All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc’s annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Figure 1: JOY District - IP Surveys Outline Large Clustered Mineral Systems

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Figure 2: JOY District - Extensive Cu-in-Soils Anomalies

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Figure 3: JOY District - Widespread Strong Au-in Soils Anomalies

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